Form 10-K, Exhibit 13
period 1995-12-31
PRUDENTIAL BACHE EQUITEC REAL ESTATE PARTNERSHIP
filed 1996-03-29
CIK 757191

                               1995 ANNUAL REPORT

                                                1995
--------------------------------------------------------------------------------
Prudential-Bache/Equitec                        Annual
Real Estate Partnership                         Report

               PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP,
                        A California Limited Partnership

                                                                            1996

Message to our Unitholders:

                          INDEPENDENT AUDITORS' REPORT

Prudential-Bache/Equitec Real Estate Partnership
  (a California limited partnership):

   We have audited the accompanying consolidated statements of financial condition of Prudential-Bache/Equitec Real Estate Partnership (a California limited partnership) as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in partners' capital and cash flows for the years ended December 31, 1995, October 31, 1994 and 1993, and the period November 1, 1994 through December 31, 1994. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Prudential-Bache/Equitec Real Estate Partnership at December 31, 1995 and October 31, 1994, and the results of its operations and its cash flows for the years ended December 31, 1995, October 31, 1994 and 1993, and the period November 1, 1994 through December 31, 1994, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
San Francisco, California
February 16, 1996

               PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP,
                        A California Limited Partnership
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                        December 31,     October 31,
                                                                            1995            1994
----------------------------------------------------------------------------------------------------
                                                                               (in thousands)
ASSETS
Investment in property:
Land                                                                      $ 10,870        $  10,870
Buildings, improvements and equipment                                       39,735           39,113
Less: Accumulated depreciation                                             (17,905)         (15,889)
      Allowance for loss on impairment of assets                              (500)            (500)
                                                                        ------------     -----------
Net investment in property                                                  32,200           33,594
Cash and cash equivalents                                                      806            1,219
Prepaid expenses and other assets, net                                       1,382            1,297
                                                                        ------------     -----------
Total assets                                                              $ 34,388        $  36,110
                                                                        ------------     -----------
                                                                        ------------     -----------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Notes payable                                                             $ 26,621        $  26,917
Due to affiliates                                                              700              697
Accounts payable and accrued liabilities                                       291              501
Security deposits and deferred revenue                                         232              260
Real estate taxes payable                                                       73              110
                                                                        ------------     -----------
Total liabilities                                                           27,917           28,485
                                                                        ------------     -----------
Contingencies
Partners' capital
Unitholders (68,795 depositary units issued and outstanding)                 6,714            7,857
General partners                                                              (243)            (232)
                                                                        ------------     -----------
Total partners' capital                                                      6,471            7,625
                                                                        ------------     -----------
Total liabilities and partners' capital                                   $ 34,388        $  36,110
                                                                        ------------     -----------
                                                                        ------------     -----------
----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements

               PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP,
                        A California Limited Partnership
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     November 1      Year ended October
                                                    Year Ended        through                31,
                                                   December 31,     December 31,     -------------------
                                                       1995             1994          1994        1993
--------------------------------------------------------------------------------------------------------
                                                                      (in thousands,
                                                            except per depositary unit amounts)
REVENUES
Operating                                            $  5,982          $1,039        $ 5,997     $ 6,342
Recovery of expenses                                      559              86            547         499
                                                   ------------     ------------     -------     -------
                                                        6,541           1,125          6,544       6,841
                                                   ------------     ------------     -------     -------
EXPENSES
Property operating                                      2,813             472          2,711       3,181
Interest                                                2,411             391          2,364       2,593
Depreciation and amortization                           1,965             328          1,883       2,634
General and administrative                                384              56            380         419
Provision for loss on impairment of assets                 --              --             --         250
                                                   ------------     ------------     -------     -------
                                                        7,573           1,247          7,338       9,077
                                                   ------------     ------------     -------     -------
Net operating loss                                     (1,032)           (122)          (794)     (2,236)
Gain on disposition of property                            --              --             --         338
                                                   ------------     ------------     -------     -------
Net loss                                             $ (1,032)         $ (122)       $  (794)    $(1,898)
                                                   ------------     ------------     -------     -------
                                                   ------------     ------------     -------     -------
ALLOCATION OF NET LOSS
Unitholders                                          $ (1,022)         $ (121)       $  (786)    $(1,879)
                                                   ------------     ------------     -------     -------
                                                   ------------     ------------     -------     -------
General partners                                     $    (10)         $   (1)       $    (8)    $   (19)
                                                   ------------     ------------     -------     -------
                                                   ------------     ------------     -------     -------
Net loss per depositary unit                         $ (14.86)         $(1.76)       $(11.43)    $(27.31)
                                                   ------------     ------------     -------     -------
                                                   ------------     ------------     -------     -------
--------------------------------------------------------------------------------------------------------

            CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                                               GENERAL
                                                               UNITHOLDERS     PARTNERS      TOTAL
---------------------------------------------------------------------------------------------------
                                                                          (in thousands)
Partners' capital (deficit)--October 31, 1992                    $10,522        $ (205)     $10,317
Net loss                                                          (1,879)          (19)      (1,898)
                                                               -----------     --------     -------
Partners' capital (deficit)--October 31, 1993                      8,643          (224)       8,419
Net loss                                                            (786)           (8)        (794)
                                                               -----------     --------     -------
Partners' capital (deficit)--October 31, 1994                      7,857          (232)       7,625
Net loss                                                            (121)           (1)        (122)
                                                               -----------     --------     -------
Partners' capital (deficit)--December 31, 1994                     7,736          (233)       7,503
Net loss                                                          (1,022)          (10)      (1,032)
                                                               -----------     --------     -------
Partners' capital (deficit)--December 31, 1995                   $ 6,714        $ (243)     $ 6,471
                                                               -----------     --------     -------
                                                               -----------     --------     -------
---------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements

               PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP,
                        A California Limited Partnership
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   For the         November 1           Year ended
                                                  Year Ended        through            October 31,
                                                 December 31,     December 31,     --------------------
                                                     1995             1994          1994         1993
-------------------------------------------------------------------------------------------------------
                                                                     (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                           $ (1,032)         $ (122)       $  (794)     $(1,898)
                                                 ------------     ------------     -------      -------
Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
Depreciation and amortization                         1,965             328          1,883        2,634
Lease concessions-effective rents                        69              13            138          281
Bad debt expense                                         --              --             18           20
Gain on disposition of property                          --              --             --         (338)
Leasing commissions paid                               (260)            (18)          (125)         (45)
Provision for loss on impairment of assets               --              --             --          250
Changes in:
  Prepaid expenses and other assets                    (145)            (21)          (122)          24
  Due to affiliates                                      (7)             10             42          164
  Accounts payable and accrued liabilities               (2)           (208)           (16)         225
  Security deposits and deferred revenue                (30)              2            (21)          (6)
  Real estate taxes payable                             (37)             --            (92)          36
                                                 ------------     ------------     -------      -------
Total adjustments                                     1,553             106          1,705        3,245
                                                 ------------     ------------     -------      -------
Net cash provided by (used in) operating
  activities                                            521             (16)           911        1,347
CASH FLOWS FROM INVESTING ACTIVITIES
Building improvements                                  (592)            (30)          (336)        (204)
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on notes                            (241)            (55)          (411)        (445)
                                                 ------------     ------------     -------      -------
Net increase (decrease) in cash and cash
  equivalents                                          (312)           (101)           164          698
Cash and cash equivalents at beginning of
  period                                              1,118           1,219          1,055          357
                                                 ------------     ------------     -------      -------
Cash and cash equivalents at end of period         $    806          $1,118        $ 1,219      $ 1,055
                                                 ------------     ------------     -------      -------
                                                 ------------     ------------     -------      -------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION
Interest paid                                      $  2,546          $  533        $ 2,369      $ 2,511
                                                 ------------     ------------     -------      -------
                                                 ------------     ------------     -------      -------
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
AND FINANCING ACTIVITIES
The Partnership entered into a deed-in-lieu of foreclosure agreement with the lender on the 399 Market
Street property in 1993. See note F for further information.
------------------------------------------------------------------------------------------
             The accompanying notes are an integral part of these statements

               PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP,
                        A California Limited Partnership
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. General

   Prudential-Bache/Equitec Real Estate Partnership, A California Limited Partnership (the ``Partnership''), was formed on June 19, 1984 and will terminate on December 31, 2009 unless ended sooner under the provisions of the Amended and Restated Limited Partnership Agreement (the ``Partnership Agreement''). The Partnership was formed for the purpose of purchasing, holding, operating, leasing and selling various real properties. The general partners of the Partnership are Prudential-Bache Properties, Inc. (``PBP'') and Glenborough Corporation (formerly Glenborough Realty Corporation) and Robert Batinovich (together, ``Glenborough'') (collectively, the ``General Partners''). At December 31, 1995, the Partnership owned five properties.

   Glenborough replaced Equitec Financial Group, Inc. (``EFG'') as co-General Partner of the Partnership on May 4, 1994 when EFG transferred its general partner interest to Glenborough and withdrew and retired as general partner. This substitution occurred as a result of the consent of a majority of interests of the limited partners approving the transaction which was detailed in a proxy statement dated December 1, 1993. PBP continues as co-General Partner. Glenborough Corporation, an affiliate of Glenborough, continues to receive fees and expense reimbursements in the same amount that was provided in the property management agreement (see Note E).

B. Summary of Significant Accounting Policies

Basis of accounting principles

   The books and records of the Partnership are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

   The preparation of financial statements in conformity with generally accepted accounting principles requires the General Partners to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   The Partnership's fiscal year for financial reporting purposes now ends on December 31. On November 21, 1994, the General Partners approved a change in the Partnership's fiscal year for financial reporting purposes from October 31 to December 31.

   The consolidated financial statements of the Partnership include the accounts of Montrose Office Park Limited Partnership, in which the Partnership owns a 100% interest.

Investment in property

   The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (``SFAS'') No. 121, ``Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,'' which was adopted by the Partnership as of January 1, 1995 for its financial statements for the year ended December 31, 1995. Under SFAS No. 121, impairment for properties to be held and used is determined to exist when estimated amounts recoverable through future operations on an undiscounted basis are below the properties' carrying value. If a property is determined to be impaired, it should be recorded at the lower of its carrying value or its estimated fair value. For properties that are held for sale, SFAS No. 121 states that they should be reported at the lower of carrying amount or estimated fair value less cost to sell. The implementation of SFAS No. 121 did not affect the Partnership's results of operations or financial position for the year ended December 31, 1995.

   Prior to 1995, property investments were carried at the lower of depreciated cost or estimated amounts recoverable through future operations and ultimate disposition of the property. A provision for loss on impairment of assets is recorded when estimated amounts recoverable through future operations and ultimate disposition of the property on an undiscounted basis are below depreciated cost.

   Property investments are depreciated or amortized using the straight-line method over their estimated economic lives which range from 3 to 30 years depending on property type.

Cash and cash equivalents

   Cash and cash equivalents include money market funds whose cost approximates market value.

Other assets

   Other assets consist primarily of loan fees, lease concessions, and lease commissions. Loan fees are capitalized and amortized on a straight-line basis over the terms of the respective loans. Lease concessions and lease commissions are deferred and amortized over the terms of the respective leases.

Income taxes

   The Partnership is not required to provide for, or pay, any Federal or state income taxes. Income tax attributes that arise from its operations are passed directly to the individual partners. The Partnership may be subject to other state and local taxes in jurisdictions in which it operates.

   Information on the Partnership's tax basis net losses and the partners' tax basis capital accounts is as follows:

                                                                  Year ended December 31,
                                                              -------------------------------
                                                               1995        1994        1993
                                                              -------     -------     -------
                                                                      (in thousands)
        Net loss, Federal income tax basis                    $  (677)    $  (481)    $(1,605)
                                                              -------     -------     -------
                                                              -------     -------     -------
        Partners' capital, Federal income tax basis           $12,245     $12,921     $13,403
                                                              -------     -------     -------
                                                              -------     -------     -------

Profit and loss allocations/distributions

   For financial and tax reporting purposes, net profits or losses are allocated 99% to the Unitholders and 1% to the General Partners.

   No distributions have been paid since 1988.

C. Investment in Property and Notes Payable

   The Partnership's properties, net of accumulated depreciation, and the related debt at December 31, 1995 and October 31, 1994 were:

                                                             Investment             Notes Payable
                                                         -------------------     -------------------
Property                                                  1995        1994        1995        1994
----------------------------------------------------------------------------------------------------
                                                                       (in thousands)
Montrose Office Park, Rockville, MD                      $16,786     $17,221     $13,055     $13,279
Gateway and Park Plaza, Sacramento, CA                     7,104       7,705       6,439       6,449
Totem Valley Business Center, Kirkland, WA                 5,074       5,277       3,645       3,645
Poplar Tower, Memphis, TN                                  3,736       3,891       3,482       3,544
Less: allowance for loss on impairment of assets            (500)       (500)         --          --
                                                         -------     -------     -------     -------
                                                         $32,200     $33,594     $26,621     $26,917
                                                         -------     -------     -------     -------
                                                         -------     -------     -------     -------

   A valuation allowance of $250,000 was recorded in 1993 for Poplar Towers based on diminished cash flows anticipated from the property. A valuation allowance of $250,000 was recorded in 1992 for Gateway because its depreciated cost exceeded the estimated amount recoverable through future operations and ultimate sale of the property.

   Individual rental properties are pledged as collateral for the related notes payable which bear interest at rates ranging from 7.5% to 10.25% at December 31, 1995. Certain notes provide for variable interest rates with the interest in excess of the monthly payment, if any, added to the principal balance. The notes are generally payable monthly with certain notes requiring balloon payments between 1996 and 1998. The carrying amounts of the notes payable are reasonable estimates of fair value due to the short period of time until their expected realization. Principal payments at December 31, 1995 are required as follows:

  Year ending
  December 31,                   (in thousands)
----------------                 --------------
1996                                $  3,666
1997                                  12,871
1998                                  10,084
                                 --------------
Total                               $ 26,621
                                 --------------
                                 --------------

   The Partnership has initiated discussions with the lender to extend the maturity date and lower the interest rate of the Poplar Tower note that has a balloon payment due in October 1996. No assurance can be given that the Partnership will be successful in obtaining an extension or in refinancing the note.

D. Lease Agreements

   The provisions of the leases generally require tenants to pay for their proportionate share of increases in building operating costs and property tax increases. Future minimum rental receipts due under the noncancellable operating leases with tenants are as follows:

  Year ending
  December 31,                   (in thousands)
----------------                 --------------
1996                                $  5,315
1997                                   3,677
1998                                   3,008
1999                                   2,161
2000                                   1,523
Thereafter                             4,463
                                 --------------
Total                               $ 20,147
                                 --------------
                                 --------------

   For the years ended December 31, 1995, October 31, 1994 and October 31, 1993, respectively, the following properties' rental revenues exceeded 15% of the Partnership's total revenue:

                                                                      1995    1994    1993
                                                                      ----    ----    ----
           Montrose Office Park                                        43%     46%     44%
           Park Plaza                                                  --      --      16

   During the year ended December 31, 1995, Technical Resources Inc., a tenant in the Montrose Office Park property, on an annualized basis would have accounted for approximately 10% of the Partnership's total revenue. During the year ended October 31, 1994, Intersolv, a tenant in the Montrose Office Park property, accounted for approximately 10% of the Partnership's total revenue. No single tenant accounted for 10% or more of the Partnership's total revenue for the year ended October 31, 1993.

E. Related Parties

   The General Partners and their affiliates perform services for the Partnership which include, but are not limited to: accounting and financial management; registrar, transfer and assignment functions; property management; investor communications; printing and other administrative services. The General Partners and their affiliates receive reimbursements for costs incurred in connection with these services, the amount of which is limited by the provisions of the Partnership Agreement. The costs and expenses were:

                                                                 November 1,
                                                Year ended         through            Year ended
                                               December 31,      December 31,         October 31,
                                                   1995              1994          1994        1993
-----------------------------------------------------------------------------------------------------
                                                            (in thousands)
PBP and affiliates
  General and administrative                       $112              $ 10          $ 136       $ 186
                                                 ------            ------
                                                                                  -------     -------
Glenborough and affiliates
  Property management fee and expenses              663               103            212            *
  Leasing commissions                               136                18             31            *
                                                 ------            ------
                                                                                  -------     -------
                                                    799               121            243            *
                                                 ------            ------
                                                                                  -------     -------
                                                   $911              $131          $ 379       $ 186
                                                 ------            ------
                                                 ------            ------
                                                                                  -------     -------
                                                                                  -------     -------
---------------

* Glenborough replaced EFG as General Partner in May 1994 (see Note A); therefore, 1994 fiscal year amounts include costs incurred from June 1 through October 31, 1994 only and 1993 fiscal year amounts are not presented.

   PBP is not being paid on a current basis for general and administrative expenses other than printing costs. During the year ended December 31, 1995, PBP was reimbursed $100,000, which was applied to prior years' general and administrative expenses due. At December 31, 1995 and October 31, 1994, the total liability outstanding to PBP was approximately $700,000 and $697,000, respectively.

   The Partnership maintains an investment account with the Prudential Institutional Liquidity Portfolio Fund, an affiliate of PBP, for investment of its available cash in short-term instruments pursuant to the guidelines established by the Partnership Agreement.

   Prudential Securities Incorporated (``PSI''), an affiliate of PBP, owns 180 depositary units at December 31, 1995.

F. Disposition of Properties

   On May 11, 1993, in response to a demand for payment by Fidelity Bank, N.A. (the ``Bank'') resulting from defaults by the Partnership under certain provisions of the first mortgage, the Partnership and the Bank entered into an agreement related to a deed-in-lieu of foreclosure with regard to the 399 Market Street property in Philadelphia, Pennsylvania, for which the Bank held the first mortgage. The Partnership delivered to the Bank the title to the property. As a result of the disposition of the property, the Partnership recorded a gain on disposition of property of approximately $338,000 during the year ended October 31, 1993.

G. Contingencies

   On or about October 18, 1993, a putative class action, entitled Kinnes, et al. v. Prudential Securities Group Inc. et al. (CV-93-654), was filed in the United States District Court for the District of Arizona, purportedly on behalf of investors in the Partnership and against the Partnership, PBP, PSI and a number of other defendants. Defendants filed a motion to dismiss on December 22, 1993.

   On or about November 16, 1993, a putative class action captioned Connelly et al. v. Prudential-Bache Securities Inc. et al. (CIV-93-713), was filed in the United States District Court for the District of Arizona, purportedly on behalf of investors in the Partnership and against the Partnership, PBP, PSI and a number of other defendants. Plaintiffs subsequently filed a motion to consolidate this action with the Kinnes case.

   By order of the Judicial Panel on Multidistrict Litigation dated April 14, 1994, the Kinnes case, and by order dated June 8, 1994, the Connelly case, together with a number of other actions, on each occasion not involving the Partnership, were transferred to a single judge of the United States District Court for the Southern District of New York and consolidated for pretrial proceedings under the caption In re Prudential Securities Incorporated Limited Partnerships Litigation (MDL Docket 1005). On June 8, 1994, plaintiffs in the transferred cases filed a complaint that consolidated the previously filed complaints and named as defendants, among others, PSI, certain of its present and former employees, PBP and EFG. The Partnership was not named as a defendant in the consolidated complaint, but the name of the Partnership was listed as being among the limited partnerships at issue in the case.

   On August 9, 1995 PBP, PSI and other Prudential defendants entered into a Stipulation and Agreement of Partial Compromise and Settlement with legal counsel representing plaintiffs in the consolidated actions. The court preliminarily approved the settlement agreement by order dated August 29, 1995 and, following a hearing held November 17, 1995, found that the agreement was fair, reasonable, adequate and in the best interests of the plaintiff class. The court gave final approval to the settlement, certified a class of purchasers of specific limited partnerships, including the Partnership, released all settled claims by members of the class against the PSI settling defendants and permanently barred and enjoined class members from instituting, commencing or prosecuting any settled claim against the released parties. The full amount due under the settlement agreement has been paid by PSI.

               PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP,
                        A California Limited Partnership
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   All of the Partnership's properties generated cash flow from operations after debt service during the year ended December 31, 1995.

   During the year ended December 31, 1995, the Partnership disbursed approximately $592,000 for building and tenant improvements primarily at the Totem Valley, Montrose Office Park and Poplar Towers properties. In order to keep the Partnership's properties competitive, building and tenant improvements will continue to be required. Building and tenant improvements are currently budgeted at approximately $1,134,000 for 1996.

   The Partnership had cash of approximately $806,000 at December 31, 1995. PBP is not being reimbursed for its general and administrative expenses (other than printing) on a current basis. During the year ended December 31, 1995, PBP was reimbursed $100,000, which was applied to prior years' general and administrative expenses due. At December 31, 1995, the total liability outstanding (including printing) was approximately $700,000. Cash on hand plus any cash generated from operations may not be sufficient to fund building and tenant improvements and to pay deferred general and administrative expenses.

   The Partnership has initiated discussions with the lender to extend the maturity date and lower the interest rate of the Poplar Tower note that has a balloon payment due in October 1996. No assurance can be given that the Partnership will be successful in obtaining an extension or in refinancing the note.

   For the year ended October 31, 1994, Intersolv, a tenant in the Montrose Office Park property, accounted for approximately 10% of the Registrant's total revenue. Intersolv's lease expired in June 1995 and it vacated its space at that time. A new tenant, Technical Resources, Inc., with a lease that commenced September 1, 1995 and that will expire August 31, 1996, on an annualized basis, would have accounted for approximately 10% of the Registrant's total revenue for the year ended December 31, 1995.

   The General Partners continue to evaluate all of the properties' prospects for eventual sale. It is unlikely that investors will be returned a significant portion of their original investment upon the sale of the properties and ultimate dissolution of the Partnership.

Results of Operations

1995 versus 1994
   The Partnership's net loss increased by approximately $238,000 for the year ended December 31, 1995 as compared to the year ended October 31, 1994 (``fiscal 1994'') for the reasons discussed below.

   Operating revenues decreased by approximately $15,000 for the year ended December 31, 1995 as compared to fiscal year 1994 as increases at the Totem Valley, Gateway, and Poplar Tower properties were more than offset by decreases at the Park Plaza and Montrose properties. The increases and decreases in operating revenue were primarily the result of corresponding changes in average occupancies.

   Recovery of expenses increased by approximately $12,000 for the year ended December 31, 1995 as compared to fiscal 1994 primarily due to greater tenant work order recoveries at the Montrose property offset by decreases in various other expense recoveries at all of the properties.

   Property operating expenses increased by approximately $102,000 during the year ended December 31, 1995 as compared to fiscal 1994 due primarily to increased tenant work order costs and increased utilities expenses.

   Depreciation and amortization increased by approximately $82,000 during the year ended December 31, 1995 as compared to fiscal 1994 due to increased building and tenant improvement additions.

   Interest expense increased by approximately $47,000 during the year ended December 31, 1995 as compared to fiscal 1994 because of increases in interest rates on variable rate notes.

1994 versus 1993
   The Partnership's net loss decreased by approximately $1,104,000 for the fiscal 1994 as compared to the corresponding period in 1993 (``fiscal 1993'') for the reasons discussed below.

   Operating revenue decreased by approximately $345,000 during fiscal 1994 as compared to fiscal 1993. This decrease is primarily attributable to the disposition of the 399 Market Street property pursuant to the deed-in-lieu of foreclosure (discussed in Note F to the financial statements) and lower occupancy levels at the Park Plaza property, partially offset by improved occupancy levels at the Montrose Office Park and Poplar Tower properties.

   Recovery of expenses increased by approximately $48,000 during fiscal 1994 as compared to fiscal 1993 due to the timing of billings at the Montrose Office Park property in 1994, offset by a decrease due to the disposition of the 399 Market Street property.

   Property operating expenses decreased by approximately $470,000 during fiscal 1994 as compared to fiscal 1993 due primarily to the disposition of the 399 Market Street property.

   Depreciation and amortization decreased by approximately $751,000 during fiscal 1994 as compared to fiscal 1993 due to the disposition of the 399 Market Street property and reduced depreciation on the Poplar Towers property due to the establishment of a property valuation allowance in 1993.

   Interest expense decreased by approximately $229,000 during fiscal 1994 as compared to fiscal 1993 due to the disposition of the 399 Market Street property and lower interest charges relating to two floating rate mortgage loans.

   General and administrative expenses decreased by approximately $39,000 during fiscal 1994 as compared to fiscal 1993 due to the timing of certain expense accruals recorded in the respective years and a continuing general reduction in the costs associated with the administration of the Partnership.

                               OTHER INFORMATION

   The Partnership's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to limited partners without charge upon written request to:

       Prudential-Bache/Equitec Real Estate Partnership
        P.O. Box 2016
        Peck Slip Station
        New York, N.Y. 10272-2016

Prudential Securities Incorporated
                                   BULK RATE
P.O. Box 2016
                                  U.S. POSTAGE
Peck Slip Station
                                      PAID
New York, NY 10272
                                 Automatic Mail

PBEQ86/170368