Form 10-K, Exhibit 13
period 1996-12-31
PRUDENTIAL BACHE EQUITEC REAL ESTATE PARTNERSHIP
filed 1997-03-27
CIK 757191

                               1996 ANNUAL REPORT

                                   1996
--------------------------------------------
Prudential-Bache/Equitec           Annual
Real Estate Partnership            Report

               PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP,
                        A California Limited Partnership

Message to our Unitholders:

Deloitte &
   Touche LLP
                        --------------------------------------------------------
                 50 Fremont Street                     Telephone: (415) 247-4000
                 San Francisco, California 94105-2230  Facsimile: (415) 247-4329



                          INDEPENDENT AUDITORS' REPORT

Prudential-Bache/Equitec Real Estate Partnership
  (a California limited partnership):

We have audited the accompanying consolidated statements of financial condition of Prudential-Bache/Equitec Real Estate Partnership (a California limited partnership) as of December 31, 1996 and 1995 and the related consolidated statements of operations, changes in partners' capital and cash flows for the years ended December 31, 1996 and 1995 and October 31, 1994, and the period November 1, 1994 through December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Prudential-Bache/Equitec Real Estate Partnership at December 31, 1996 and 1995 and the results of its operations and its cash flows for the years ended December 31, 1996 and 1995 and October 31, 1994, and the period November 1, 1994 through December 31, 1994, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
San Francisco, California

February 18, 1997

-----------------
Deloitte Touche
Tohmatsu
International
-----------------

               PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP,
                        A California Limited Partnership
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                       December 31,     December 31,
                                                                           1996             1995
----------------------------------------------------------------------------------------------------
                                                                              (in thousands)
ASSETS
Investment in property:
Land                                                                     $ 10,842         $ 10,870
Buildings, improvements and equipment                                      40,545           39,735
Less: Accumulated depreciation                                            (19,634)         (17,905)
      Allowance for loss on impairment of assets                             (500)            (500)
                                                                       ------------     ------------
Net investment in property                                                 31,253           32,200
Cash and cash equivalents                                                     697              806
Prepaid expenses and other assets, net                                      1,396            1,382
                                                                       ------------     ------------
Total assets                                                             $ 33,346         $ 34,388
                                                                       ------------     ------------
                                                                       ------------     ------------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Notes payable                                                            $ 26,650         $ 26,621
Due to affiliates                                                             705              700
Accounts payable and accrued liabilities                                      266              291
Security deposits and deferred revenue                                        335              232
Real estate taxes payable                                                      57               73
                                                                       ------------     ------------
Total liabilities                                                          28,013           27,917
                                                                       ------------     ------------
Partners' capital
Unitholders (68,795 depositary units issued and outstanding)                5,587            6,714
General partners                                                             (254)            (243)
                                                                       ------------     ------------
Total partners' capital                                                     5,333            6,471
                                                                       ------------     ------------
Total liabilities and partners' capital                                  $ 33,346         $ 34,388
                                                                       ------------     ------------
                                                                       ------------     ------------
----------------------------------------------------------------------------------------------------

          The accompanying notes are an integral part of these statements

               PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP,
                        A California Limited Partnership
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        Year ended           November 1
                                                       December 31,           through        Year ended
                                                    -------------------     December 31,     October 31,
                                                     1996        1995           1994            1994
--------------------------------------------------------------------------------------------------------
                                                                       (in thousands,
                                                            except per depositary unit amounts)
REVENUES
Operating                                           $ 5,987     $ 5,982        $1,039          $ 5,997
Recovery of expenses                                    394         559            86              547
Gain on land conveyance                                  33          --            --               --
                                                    -------     -------     ------------     -----------
                                                      6,414       6,541         1,125            6,544
                                                    -------     -------     ------------     -----------
EXPENSES
Property operating                                    2,873       2,813           472            2,711
Interest                                              2,429       2,411           391            2,364
Depreciation and amortization                         2,025       1,965           328            1,883
General and administrative                              225         384            56              380
                                                    -------     -------     ------------     -----------
                                                      7,552       7,573         1,247            7,338
                                                    -------     -------     ------------     -----------
Net loss                                            $(1,138)    $(1,032)       $ (122)         $  (794)
                                                    -------     -------     ------------     -----------
                                                    -------     -------     ------------     -----------
ALLOCATION OF NET LOSS
Unitholders                                         $(1,127)    $(1,022)       $ (121)         $  (786)
                                                    -------     -------     ------------     -----------
                                                    -------     -------     ------------     -----------
General partners                                    $   (11)    $   (10)       $   (1)         $    (8)
                                                    -------     -------     ------------     -----------
                                                    -------     -------     ------------     -----------
Net loss per depositary unit                        $(16.38)    $(14.86)       $(1.76)         $(11.43)
                                                    -------     -------     ------------     -----------
                                                    -------     -------     ------------     -----------
--------------------------------------------------------------------------------------------------------

            CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                                               GENERAL
                                                               UNITHOLDERS     PARTNERS      TOTAL
---------------------------------------------------------------------------------------------------
                                                                          (in thousands)
Partners' capital (deficit)--October 31, 1993                    $ 8,643        $ (224)     $ 8,419
Net loss                                                            (786)           (8)        (794)
                                                               -----------     --------     -------
Partners' capital (deficit)--October 31, 1994                      7,857          (232)       7,625
Net loss                                                            (121)           (1)        (122)
                                                               -----------     --------     -------
Partners' capital (deficit)--December 31, 1994                     7,736          (233)       7,503
Net loss                                                          (1,022)          (10)      (1,032)
                                                               -----------     --------     -------
Partners' capital (deficit)--December 31, 1995                     6,714          (243)       6,471
Net loss                                                          (1,127)          (11)      (1,138)
                                                               -----------     --------     -------
Partners' capital (deficit)--December 31, 1996                   $ 5,587        $ (254)     $ 5,333
                                                               -----------     --------     -------
                                                               -----------     --------     -------
---------------------------------------------------------------------------------------------------

             The accompanying notes are an integral part of these statements

               PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP,
                        A California Limited Partnership
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        Year ended           November 1
                                                       December 31,           through        Year ended
                                                   --------------------     December 31,     October 31,
                                                     1996        1995           1994            1994
--------------------------------------------------------------------------------------------------------
                                                                      (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                           $ (1,138)    $(1,032)       $ (122)         $  (794)
                                                   --------     -------     ------------     -----------
Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
Depreciation and amortization                         2,025       1,965           328            1,883
Lease concessions-effective rents                        72          69            13              138
Bad debt expense                                          1          --            --               18
Gain on land conveyance                                 (33)         --            --               --
Leasing commissions paid                               (271)       (260)          (18)            (125)
Changes in:
  Prepaid expenses and other assets                     195        (145)          (21)            (122)
  Due to affiliates                                       5          (7)           10               42
  Accounts payable and accrued liabilities              (25)         (2)         (208)             (16)
  Security deposits and deferred revenue                103         (30)            2              (21)
  Real estate taxes payable                             (16)        (37)           --              (92)
                                                   --------     -------     ------------     -----------
Total adjustments                                     2,056       1,553           106            1,705
                                                   --------     -------     ------------     -----------
Net cash provided by (used in) operating
  activities                                            918         521           (16)             911
                                                   --------     -------     ------------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Building and tenant improvements                       (810)       (592)          (30)            (336)
Proceeds from land conveyance                            61          --            --               --
                                                   --------     -------     ------------     -----------
Net cash used in investing activities                  (749)       (592)          (30)            (336)
                                                   --------     -------     ------------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loan refinancing                       26,650          --            --               --
Principal payments on notes                         (26,621)       (241)          (55)            (411)
Loan fees                                              (307)         --            --               --
                                                   --------     -------     ------------     -----------
Net cash used in financing activities                  (278)       (241)          (55)            (411)
                                                   --------     -------     ------------     -----------
Net increase (decrease) in cash and cash
  equivalents                                          (109)       (312)         (101)             164
Cash and cash equivalents at beginning of
  period                                                806       1,118         1,219            1,055
                                                   --------     -------     ------------     -----------
Cash and cash equivalents at end of period         $    697     $   806        $1,118          $ 1,219
                                                   --------     -------     ------------     -----------
                                                   --------     -------     ------------     -----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION
Interest paid                                      $  2,409     $ 2,546        $  533          $ 2,369
                                                   --------     -------     ------------     -----------
                                                   --------     -------     ------------     -----------
--------------------------------------------------------------------------------------------------------

             The accompanying notes are an integral part of these statements

               PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP,
                        A California Limited Partnership
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. General

   Prudential-Bache/Equitec Real Estate Partnership, A California Limited Partnership (the ``Partnership''), was formed on June 19, 1984 and will terminate on December 31, 2009 unless ended sooner under the provisions of the Amended and Restated Limited Partnership Agreement (the ``Partnership Agreement''). The Partnership was formed for the purpose of purchasing, holding, operating, leasing and selling various real properties. The general partners of the Partnership are Prudential-Bache Properties, Inc. (``PBP'') and Glenborough Corporation (formerly Glenborough Realty Corporation) and Robert Batinovich (together, ``Glenborough'') (collectively, the ``General Partners''). At December 31, 1996, the Partnership owned five properties.

   Glenborough replaced Equitec Financial Group, Inc. (``EFG'') as co-General Partner of the Partnership on May 4, 1994 when EFG transferred its general partner interest to Glenborough and withdrew and retired as general partner. This substitution occurred as a result of the consent of a majority of interests of the limited partners approving the transaction which was detailed in a proxy statement dated December 1, 1993. PBP continues as co-General Partner. Glenborough Corporation, continues to receive fees and expense reimbursements in the same amount that was provided in the property management agreement (see Note
E).

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

Investment in property

   Statement of Financial Accounting Standards (``SFAS'') No. 121, ``Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,'' was adopted by the Partnership as of January 1, 1995. Under SFAS No. 121, impairment for properties to be held and used is determined to exist when estimated amounts recoverable through future operations on an undiscounted basis are below the properties' carrying value. If a property is determined to be impaired, it should be recorded at the lower of its carrying value or its estimated fair value. For properties that are held for sale, SFAS No. 121 states that they should be reported at the lower of carrying amount or estimated fair value less cost to sell. The implementation of SFAS No. 121 did not affect the Partnership's results of operations or financial position for the year ended December 31, 1995.

   Prior to 1995, property investments were carried at the lower of depreciated cost or estimated amounts recoverable through future operations and ultimate disposition of the property. A provision for loss on impairment of assets would be recorded when estimated amounts recoverable through future operations and ultimate disposition of the property on an undiscounted basis were below depreciated cost.

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

   The following is a reconciliation of net loss for financial reporting purposes with net loss for tax reporting purposes.

                                                                    Year ended December 31,
                                                                 -----------------------------
                                                                  1996        1995       1994
                                                                 -------     -------     -----
                                                                        (in thousands)
        Net loss, financial statement basis                      $(1,138)    $(1,032)    $(819)
        Rental concessions recorded for books not tax                 --        (120)       --
        Book depreciation in excess of tax depreciation              481         475       338
                                                                 -------     -------     -----
        Net loss, tax basis                                      $  (657)    $  (677)    $(481)
                                                                 -------     -------     -----
                                                                 -------     -------     -----

Profit and loss allocations/distributions

   For financial and tax reporting purposes, net profits or losses are allocated 99% to the Unitholders and 1% to the General Partners.

   No distributions have been paid since 1988.

C. Investment in Property and Notes Payable

   The Partnership's properties, net of accumulated depreciation, and the related debt at December 31, 1996 and 1995 were:

                                                             Investment             Notes Payable
                                                         -------------------     -------------------
Property                                                  1996        1995        1996        1995
----------------------------------------------------------------------------------------------------
                                                                       (in thousands)
Montrose Office Park, Rockville, MD                      $16,541     $16,786     $    --     $13,055
Gateway and Park Plaza, Sacramento, CA                     6,623       7,104          --       6,439
Totem Valley Business Center, Kirkland, WA                 4,891       5,074          --       3,645
Poplar Tower, Memphis, TN                                  3,698       3,736          --       3,482
Less: allowance for loss on impairment of assets            (500)       (500)         --          --
Note payable                                                  --          --      26,650          --
                                                         -------     -------     -------     -------
                                                         $31,253     $32,200     $26,650     $26,621
                                                         -------     -------     -------     -------
                                                         -------     -------     -------     -------

   During 1996, a small parcel of land was conveyed to a local jurisdiction to be used for a road project at the Totem Valley property for proceeds of approximately $61,000 resulting in a gain of approximately $33,000.

   Loans held on two of the Partnership's properties, Poplar Towers and Montrose Office Park matured on October 1, 1996 and December 31, 1996, respectively. As a result, the Partnership, on December 20, 1996, pursuant to a loan agreement dated December 13, 1996 with Wells Fargo Bank, N.A. (``WFB''), consolidated and refinanced all of the existing loans on the five properties owned by the Partnership (the ``Loan''). WFB held mortgages on the Partnership's three remaining properties Totem Valley, Gateway and Park Plaza.

   The Loan from WFB is in the amount of $26,650,000 (which approximates the total amount of the individual loans on each of the five properties). The Loan will mature on December 9, 1997 and bears interest at LIBOR + 3.5% reset monthly. The Loan is secured by Deeds of Trust on each of the respective properties and by security interests in the respective property's leases and rents, and equipment and fixtures contained therein. The Partnership has the ability to refinance the loan at maturity based on the current appraised values on the underlying properties.

D. Lease Agreements

   The provisions of the leases generally require tenants to pay for their proportionate share of increases in building operating costs and property tax increases. Future minimum rental receipts due under the noncancellable operating leases with tenants are as follows:

  Year ending
  December 31,                   (in thousands)
----------------                 --------------
1997                                $  6,169
1998                                   5,499
1999                                   4,187
2000                                   2,578
2001                                   1,551
Thereafter                             4,178
                                 --------------
Total                               $ 24,162
                                 --------------
                                 --------------

   For the years ended December 31, 1996, December 31, 1995 and October 31, 1994, respectively, the following properties' rental revenues exceeded 15% of the Partnership's total revenue:

                                                                      1996    1995    1994
                                                                      ----    ----    ----
           Montrose Office Park                                        40%     43%     46%
           Poplar Towers                                               19      --      --

   During the year ended December 31, 1996, Technical Resources, Inc., a tenant in the Montrose Office Park property, did account for approximately 10% of the Partnership's total revenue and, on an annualized basis, had its new lease covered the entire year, would have accounted for approximately 10% of the Partnership's total revenue for the year ended December 31, 1995. During the year ended October 31, 1994, Intersolv, a tenant in the Montrose Office Park property, accounted for approximately 10% of the Partnership's total revenue.

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

                                                                         November 1,
                                                       Year ended          through        Year ended
                                                      December 31,       December 31,     October 31,
                                                     1996      1995          1994            1994
-----------------------------------------------------------------------------------------------------
                                                              (in thousands)
PBP and affiliates
  General and administrative                         $ 60      $112          $ 10            $ 136
                                                     -----     -----       ------         -----------
Glenborough Corporation and affiliates
  Property management fee and expenses                634       663           103              212
  Leasing commissions                                 131       136            18               31
                                                     -----     -----       ------         -----------
                                                      765       799           121              243
                                                     -----     -----       ------         -----------
                                                     $825      $911          $131            $ 379
                                                     -----     -----       ------         -----------
                                                     -----     -----       ------         -----------

---------------

   PBP is not being paid on a current basis for general and administrative expenses other than printing costs. During the year ended December 31, 1996, PBP was reimbursed approximately $48,000, which was applied to prior years' general and administrative expenses due. At December 31, 1996 and 1995, the total liability outstanding to PBP was approximately $705,000 and $700,000, respectively.

   The Partnership maintains an investment account with the Prudential Institutional Liquidity Portfolio Fund, an affiliate of PBP, for investment of its available cash in short-term instruments pursuant to the guidelines established by the Partnership Agreement.

   Prudential Securities Incorporated (``PSI''), an affiliate of PBP, owns 180 depositary units at December 31, 1996.

               PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP,
                        A California Limited Partnership
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   All of the Partnership's properties generated cash flow from operations after debt service during the year ended December 31, 1996.

   During the year ended December 31, 1996, the Partnership incurred approximately $810,000 for building and tenant improvements primarily at the Montrose Office Park, Totem Valley, Park Plaza, and Poplar Towers properties. Of this amount, approximately $525,000 was expended at Montrose Office Park primarily for build out of space for new tenants. In order to keep the Partnership's properties competitive, building and tenant improvements will continue to be required. Building and tenant improvements for 1997 are currently budgeted for approximately the same amount as 1996.

   The Partnership had cash of approximately $697,000 at December 31, 1996. PBP is not being reimbursed for its general and administrative expenses (other than printing) on a current basis. During the year ended December 31, 1996, PBP was reimbursed approximately $48,000, which was applied to prior years' general and administrative expenses due. At December 31, 1996, the total liability outstanding (including printing) was approximately $705,000. Cash on hand plus any cash generated from operations may not be sufficient to fund building and tenant improvements and to pay deferred general and administrative expenses.

   The Partnership in December 1996 consolidated and refinanced all of the existing loans on the five properties. The new loan in the amount of $26,650,000 will mature in December 1997 and is secured by all of the properties.

   The General Partners continue to evaluate all of the properties' prospects for eventual sale. It is unlikely that investors will be returned a significant portion of their original investment upon the sale of the properties and ultimate dissolution of the Partnership.

Results of Operations

1996 versus 1995
   The Partnership's net loss increased by approximately $106,000 for the year ended December 31, 1996 as compared to 1995 for the reasons discussed below.

   Property operating revenue increased by approximately $5,000 for the year ended December 31, 1996 as compared to 1995 as increases at the Totem Valley, Gateway, Park Plaza and Poplar Tower properties were more than offset by a decrease at Montrose Office Park due to a major tenant's lease expiring in May 1996. The increase and decreases in operating revenue were primarily the result of corresponding changes in average occupancies.

   Recovery of expenses decreased by approximately $165,000 for the year ended December 31, 1996 as compared to 1995 primarily due to lower tenant recoveries at the Montrose property as a result of a major tenant's lease expiring in May 1996, partially offset by increases in expense recoveries at the Totem Valley property.

   Property operating expenses increased by approximately $60,000 for the year ended December 31, 1996 as compared to 1995 due primarily to increased utility expenses, building management fees and salaries at Poplar Towers.

   Depreciation and amortization increased by approximately $60,000 for the year ended December 31, 1996 as compared to 1995 due to increased building and tenant improvement additions.

   General and administrative expenses decreased by approximately $159,000 for the year ended December 31, 1996 as compared to 1995 primarily due to appraisal fees recorded in 1995.

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

                               OTHER INFORMATION

   The Partnership's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to limited partners without charge upon written request to:

       Prudential-Bache/Equitec Real Estate Partnership
       P.O. Box 2016
       Peck Slip Station
       New York, N.Y. 10272-2016

P.O. Box 2016
                                   BULK RATE
Peck Slip Station
                                  U.S. POSTAGE
New York, NY 10272
                                      PAID
                                 Automatic Mail
PBEQ86/170368