Form 10-K, Exhibit 13
period 1997-12-31
PRUDENTIAL BACHE EQUITEC REAL ESTATE PARTNERSHIP
filed 1998-03-30
CIK 757191

                                                          1997
--------------------------------------------------------------------------------
Prudential-Bache/Equitec                                 Annual
Real Estate Partnership                                  Report

                               1997 ANNUAL REPORT

               PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP,
                        A California Limited Partnership

Deloitte & Touche LLP (LOGO)
50 Fremont Street
San Francisco, California 94105-2230
Telephone: (415) 247-4000
Facsimile: (415) 247-4329

INDEPENDENT AUDITORS' REPORT

Prudential-Bache/Equitec Real Estate Partnership
  (a California limited partnership)

We have audited the accompanying consolidated statements of financial condition of Prudential-Bache/Equitec Real Estate Partnership (a California limited partnership) as of December 31, 1997 and 1996 and the related consolidated statements of operations, changes in partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Prudential-Bache/Equitec Real Estate Partnership at December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
February 27, 1998
(March 2, 1998 as to Note C)

               PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP,
                        A California Limited Partnership
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                       December 31,     December 31,
                                                                           1997             1996
----------------------------------------------------------------------------------------------------
                                                                              (in thousands)
ASSETS
Investment in property:
Land                                                                     $ 10,842         $ 10,842
Buildings, improvements and equipment                                      41,602           40,545
Less: Accumulated depreciation                                            (21,629)         (19,634)
      Allowance for loss on impairment of assets                             (500)            (500)
                                                                       ------------     ------------
Net investment in property                                                 30,315           31,253
Cash and cash equivalents                                                   1,106              697
Prepaid expenses and other assets, net                                      1,200            1,396
                                                                       ------------     ------------
Total assets                                                             $ 32,621         $ 33,346
                                                                       ------------     ------------
                                                                       ------------     ------------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Note payable                                                             $ 26,650         $ 26,650
Due to affiliates                                                             715              705
Accounts payable and accrued liabilities                                      664              266
Security deposits and deferred revenue                                        346              335
Real estate taxes payable                                                      57               57
                                                                       ------------     ------------
Total liabilities                                                          28,432           28,013
                                                                       ------------     ------------
Partners' capital
Unitholders (68,795 depositary units issued and outstanding)                4,454            5,587
General partners                                                             (265)            (254)
                                                                       ------------     ------------
Total partners' capital                                                     4,189            5,333
                                                                       ------------     ------------
Total liabilities and partners' capital                                  $ 32,621         $ 33,346
                                                                       ------------     ------------
                                                                       ------------     ------------
----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements.

               PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP,
                        A California Limited Partnership
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          Year ended December 31,
                                                                      -------------------------------
                                                                       1997        1996        1995
-----------------------------------------------------------------------------------------------------
                                                                              (in thousands,
                                                                        except per depositary unit
                                                                                 amounts)
REVENUES
Operating                                                             $ 6,719     $ 5,987     $ 5,982
Recovery of expenses                                                      370         394         559
Gain on disposition of investments                                         82          33          --
                                                                      -------     -------     -------
                                                                        7,171       6,414       6,541
                                                                      -------     -------     -------
EXPENSES
Property operating                                                      2,628       2,873       2,813
Interest                                                                2,471       2,429       2,411
Depreciation and amortization                                           2,600       2,025       1,965
General and administrative                                                616         225         384
                                                                      -------     -------     -------
                                                                        8,315       7,552       7,573
                                                                      -------     -------     -------
Net loss                                                              $(1,144)    $(1,138)    $(1,032)
                                                                      -------     -------     -------
                                                                      -------     -------     -------
ALLOCATION OF NET LOSS
Unitholders                                                           $(1,133)    $(1,127)    $(1,022)
                                                                      -------     -------     -------
                                                                      -------     -------     -------
General partners                                                      $   (11)    $   (11)    $   (10)
                                                                      -------     -------     -------
                                                                      -------     -------     -------
Net loss per depositary unit                                          $(16.47)    $(16.38)    $(14.86)
                                                                      -------     -------     -------
                                                                      -------     -------     -------
-----------------------------------------------------------------------------------------------------

            CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                                               GENERAL
                                                               UNITHOLDERS     PARTNERS      TOTAL
---------------------------------------------------------------------------------------------------
                                                                          (in thousands)
Partners' capital (deficit)--December 31, 1994                   $ 7,736        $ (233)     $ 7,503
Net loss                                                          (1,022)          (10)      (1,032)
                                                               -----------     --------     -------
Partners' capital (deficit)--December 31, 1995                     6,714          (243)       6,471
Net loss                                                          (1,127)          (11)      (1,138)
                                                               -----------     --------     -------
Partners' capital (deficit)--December 31, 1996                     5,587          (254)       5,333
Net loss                                                          (1,133)          (11)      (1,144)
                                                               -----------     --------     -------
Partners' capital (deficit)--December 31, 1997                   $ 4,454        $ (265)     $ 4,189
                                                               -----------     --------     -------
                                                               -----------     --------     -------
---------------------------------------------------------------------------------------------------
                 The accompanying notes are an integral part of these statements.

               PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP,
                        A California Limited Partnership
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Year ended
                                                                               December 31,
                                                                     --------------------------------
                                                                      1997         1996        1995
-----------------------------------------------------------------------------------------------------
                                                                              (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                             $(1,144)    $ (1,138)    $(1,032)
                                                                     -------     --------     -------
Adjustments to reconcile net loss to net cash provided by
  operating activities:
Depreciation and amortization                                          2,600        2,025       1,965
Lease concessions-effective rents                                         18           72          69
Gain on disposition of investments                                       (82)         (33)         --
Leasing commissions paid                                                (405)        (271)       (260)
Changes in:
  Prepaid expenses and other assets                                       15          196        (145)
  Due to affiliates                                                       10            5          (7)
  Accounts payable and accrued liabilities                               398          (25)         (2)
  Security deposits and deferred revenue                                  11          103         (30)
  Real estate taxes payable                                               --          (16)        (37)
                                                                     -------     --------     -------
Total adjustments                                                      2,565        2,056       1,553
                                                                     -------     --------     -------
Net cash provided by operating activities                              1,421          918         521
                                                                     -------     --------     -------
CASH FLOWS FROM INVESTING ACTIVITIES
Building and tenant improvements                                      (1,057)        (810)       (592)
Proceeds from disposition of investments                                 140           61          --
                                                                     -------     --------     -------
Net cash used in investing activities                                   (917)        (749)       (592)
                                                                     -------     --------     -------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loan refinancing                                            --       26,650          --
Principal payments on notes                                               --      (26,621)       (241)
Loan fees                                                                (95)        (307)         --
                                                                     -------     --------     -------
Net cash used in financing activities                                    (95)        (278)       (241)
                                                                     -------     --------     -------
Net increase (decrease) in cash and cash equivalents                     409         (109)       (312)
Cash and cash equivalents at beginning of period                         697          806       1,118
                                                                     -------     --------     -------
Cash and cash equivalents at end of period                           $ 1,106     $    697     $   806
                                                                     -------     --------     -------
                                                                     -------     --------     -------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid                                                        $ 2,338     $  2,409     $ 2,546
                                                                     -------     --------     -------
                                                                     -------     --------     -------
-----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements.

               PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP,
                        A California Limited Partnership
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. General

   Prudential-Bache/Equitec Real Estate Partnership, A California Limited Partnership (the 'Partnership'), was formed on June 19, 1984 and will terminate on December 31, 2009 unless ended sooner under the provisions of the Amended and Restated Limited Partnership Agreement (the 'Partnership Agreement'). The Partnership was formed for the purpose of purchasing, holding, operating, leasing and selling various real properties. The general partners of the Partnership are Prudential-Bache Properties, Inc. ('PBP') and Glenborough Corporation and Robert Batinovich (together, 'Glenborough') (collectively, the 'General Partners'). At December 31, 1997, the Partnership owned five properties.

   The Partnership has entered into a Purchase Agreement (the 'Purchase Agreement') with Glenborough Realty Trust Incorporated and a subsidiary partnership, Glenborough Properties, L.P., (together, the 'Purchaser'), which are affiliates of two of the Partnership's general partners, Glenborough Corporation and Robert Batinovich. Pursuant to the Purchase Agreement, the Partnership intends to sell to the Purchaser (the 'Sale') all of the Properties of the Partnership for cash. The Purchase Agreement provides for a purchase price equal to $43,520,000. This price will be reduced by certain credits to the Purchaser, which, in addition to any credits for secured obligations which are assumed by the Purchaser, could approximate $737,000 as of February 28, 1998, if certain items of deferred maintenance at the Properties are not completed prior to the closing of the Sale. As a result of unforeseen delays in processing the Consent Solicitation Statement with the Securities and Exchange Commission, the Partnership determined that updates of the appraisals of the Properties should be obtained and so notified the Purchaser. New appraisals are presently being prepared for the Partnership's Properties. It is anticipated that further negotiations with the Purchaser will take place to determine the amount to be paid for the Partnership's Properties.

   Certain expenses, relating to lease commissions, lease concessions and loan fees, have been deferred, although previously paid, and are amortized over the terms of the respective leases or loans (see Note B below). At the closing of the Sale, the remaining amount of these deferred items would be expensed. As of December 31, 1997, the amount of such deferred items approximates $1,000,000.

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

Investment in property

   The Partnership's investment in property is held for use and is recorded at depreciated cost absent any impairment loss. If a property is determined to be impaired, it is recorded at the lower of its carrying value or its estimated fair value. Property investments are depreciated or amortized using the straight-line method over their estimated economic lives which range from 3 to 30 years depending on property type.

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

   The following is a reconciliation of net loss for financial reporting purposes with net loss for tax reporting purposes.

                                                        Year ended December 31,
                                                    -------------------------------
                                                     1997        1996        1995
                                                    -------     -------     -------
                                                            (in thousands)
Net loss, financial reporting basis                 $(1,144)    $(1,138)    $(1,032)
Rental concessions recorded for books not tax                        --        (120)
Book depreciation in excess of tax depreciation         722         481         475
                                                    -------     -------     -------
Net loss, income tax basis                          $  (422)    $  (657)    $  (677)
                                                    -------     -------     -------
                                                    -------     -------     -------

Profit and loss allocations/distributions

   For financial and tax reporting purposes, net profits or losses are allocated 99% to the Unitholders and 1% to the General Partners.

   No distributions have been paid since 1988.

C. Investment in Property and Note Payable

   The Partnership's properties, net of accumulated depreciation, and the related debt at December 31, 1997 and 1996 were:

                                                             Investment             Note Payable
                                                         -------------------     -------------------
Property                                                  1997        1996        1997        1996
----------------------------------------------------------------------------------------------------
                                                                       (in thousands)
Montrose Office Park, Rockville, MD                      $16,270     $16,541     $    --     $    --
Gateway and Park Plaza, Sacramento, CA                     6,156       6,623          --          --
Totem Valley Business Center, Kirkland, WA                 4,716       4,891          --          --
Poplar Tower, Memphis, TN                                  3,673       3,698          --          --
Less: allowance for loss on impairment of assets            (500)       (500)         --          --
Note payable                                               --             --      26,650      26,650
                                                         -------     -------     -------     -------
                                                         $30,315     $31,253     $26,650     $26,650
                                                         -------     -------     -------     -------
                                                         -------     -------     -------     -------

   During 1996, a small parcel of land was conveyed to a local jurisdiction to be used for a road project at the Totem Valley property for proceeds of $61,000 resulting in a gain of $33,000.

   Notes held on two of the Partnership's properties, Poplar Towers and Montrose Office Park matured on October 1, 1996 and December 31, 1996, respectively. As a result, the Partnership, on December 20, 1996, pursuant to a note agreement dated December 13, 1996 with Wells Fargo Bank, N.A. ('WFB'), consolidated and refinanced all of the existing notes on the five properties owned by the Partnership (the 'Note'). WFB held notes on the Partnership's three remaining properties Totem Valley, Gateway and Park Plaza.

   The Note from WFB is in the amount of $26,650,000 (which approximates the total amount of the individual notes on each of the five properties). The Note bears interest at LIBOR + 3.5% (i.e., 9.5% at December 31, 1997) reset monthly and matured on December 9, 1997. On December 9, 1997, the Partnership entered into a modification agreement with WFB pursuant to which WFB agreed to extend the maturity date of the Note until March 9, 1998. On March 2, 1998, the Partnership entered into a second modification agreement with WFB pursuant to which WFB agreed to extend the maturity date of the Note until April 30, 1998. The Note is secured by Deeds of Trust on each of the respective properties and by security interests in the respective property's leases and rents, and equipment and fixtures contained therein.

D. Lease Agreements

   The provisions of the leases generally require tenants to pay for their proportionate share of increases in building operating costs and property tax increases. Future minimum rental receipts due under the noncancellable operating leases with tenants are as follows:

  Year ending
  December 31,                   (in thousands)
----------------                 --------------
1998                                $  6,997
1999                                   5,937
2000                                   4,302
2001                                   2,880
2002                                   1,619
Thereafter                             5,104
                                 --------------
Total                               $ 26,839
                                 --------------
                                 --------------

   For the years ended December 31, 1997, December 31, 1996, December 31, 1995, respectively, the following properties' rental revenues exceeded 15% of the Partnership's total operating revenue:

                                                                      1997    1996    1995
                                                                      ----    ----    ----
           Montrose Office Park                                        44%     40%     43%
           Poplar Towers                                               17      19      --

   During the years ended December 31, 1997 and December 31, 1996, Technical Resources, Inc., a tenant in the Montrose Office Park property, accounted for approximately 10% of the Partnership's total operating revenue and, on an annualized basis, had its new lease covered the entire year, would have accounted for approximately 10% of the Partnership's total operating revenue for the year ended December 31, 1995.

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

                                                                            Year ended December 31,
                                                                           -------------------------
                                                                           1997      1996      1995
----------------------------------------------------------------------------------------------------
                                                                                (in thousands)
PBP and affiliates
  General and administrative                                               $124      $ 60      $112
                                                                           -----     -----     -----
Glenborough Corporation and affiliates
  Property management fee and expenses                                      686       634       663
  Leasing commissions                                                       119       131       136
                                                                           -----     -----     -----
                                                                            805       765       799
                                                                           -----     -----     -----
                                                                           $929      $825      $911
                                                                           -----     -----     -----
                                                                           -----     -----     -----

---------------

   PBP is not being paid on a current basis for general and administrative expenses other than printing costs. During the year ended December 31, 1997, PBP was reimbursed $100,000, which was applied to prior years' general and administrative expenses due. At December 31, 1997 and 1996, the total liability outstanding to PBP was $715,000 and $705,000, respectively.

   The Partnership maintains an investment account with the Prudential Institutional Liquidity Portfolio Fund, an affiliate of PBP, for investment of its available cash in short-term instruments pursuant to the guidelines established by the Partnership Agreement.

   Prudential Securities Incorporated ('PSI'), an affiliate of PBP, owns 180 depositary units at December 31, 1997.

               PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP,
                        A California Limited Partnership
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   All of the Partnership's properties generated cash flow from operations after debt service during the year ended December 31, 1997.

   During the year ended December 31, 1997, the Partnership incurred $1,057,000 for building and tenant improvements primarily at the Montrose Office Park and Poplar Towers properties. Of this amount, $609,000 was expended at Montrose Office Park primarily for build-out of space for new tenants. In order to keep the Partnership's properties competitive, building and tenant improvements will continue to be required. Building and tenant improvements for 1998 are currently budgeted for approximately $900,000.

   The Partnership had cash of $1,106,000 at December 31, 1997. PBP is not being reimbursed for its general and administrative expenses (other than printing) on a current basis. During the year ended December 31, 1997, PBP was reimbursed $100,000, which was applied to prior years' general and administrative expenses due. At December 31, 1997, the total liability outstanding (including printing) was $715,000. Cash on hand plus any cash generated from operations may not be sufficient to fund building and tenant improvements and to pay deferred general and administrative expenses.

   The Partnership in December 1996 consolidated and refinanced all of the existing notes on the five properties. The new Note in the amount of $26,650,000 is secured by all of the properties and matured in December 1997. The Partnership entered into a modification agreement with the lender in December 1997, pursuant to which the lender agreed to extend the maturity date of the Note until March 9, 1998. On March 2, 1998, the Partnership entered into a second modification agreement with WFB pursuant to which WFB agreed to extend the maturity date of the Note until April 30, 1998.

   The Partnership has entered into a Purchase Agreement to sell all of its Properties for cash. (See Note A to Financial Statements.) It is unlikely that investors will be returned a significant portion of their original investment upon the sale of the Properties and ultimate dissolution of the Partnership.

Results of Operations

1997 versus 1996
   The Partnership's net loss increased by only $6,000 for the year ended December 31, 1997 as compared to 1996 for the reasons discussed below.

   Property operating revenue increased by $732,000 for the year ended December 31, 1997 as compared to 1996 primarily due to an increase at Montrose Office Park in the amount of $587,000 as a result of increased occupancy in addition to moderate increases in revenues at the Partnership's other properties.

   The Partnership recorded a gain of $82,000 from the disposition of an investment in a captive insurance company for the year ended December 31, 1997.

   Property operating expenses decreased by $245,000 for the year ended December 31, 1997 as compared to 1996 due primarily to decreases at Montrose Office Park, Poplar Towers, and Park Plaza.

   Depreciation and amortization increased by $575,000 for the year ended December 31, 1997 as compared to 1996 primarily due to the amortization of loan fees relating to the mortgage refinancing in addition to an increase in depreciation as a result of increased building and tenant improvement additions.

   General and administrative expenses increased by $391,000 for the year ended December 31, 1997 as compared to 1996 primarily due to professional fees incurred in connection with the Partnership preparing a consent solicitation statement to the Unitholders in connection with the proposed sale of the Partnership's Properties.

1996 versus 1995
   The Partnership's net loss increased by approximately $106,000 for the year ended December 31, 1996 as compared to 1995 for the reasons discussed below.

   Property operating revenue increased by approximately $5,000 for the year ended December 31, 1996 as compared to 1995 as increases at the Totem Valley, Gateway, Park Plaza and Poplar Tower properties were more than offset by a decrease at Montrose Office Park due to a major tenant's lease expiring in May 1996. The increase and decrease in operating revenue were primarily the result of corresponding changes in average occupancies.

   Recovery of expenses decreased by approximately $165,000 for the year ended December 31, 1996 as compared to 1995 primarily due to lower tenant recoveries at the Montrose property as a result of a major tenant's lease expiring in May 1996, partially offset by increases in expense recoveries at the Totem Valley property.

   Property operating expenses increased by approximately $60,000 during the year ended December 31, 1996 as compared to 1995 due primarily to increased utility expenses, building management fees and salaries at Poplar Towers.

   Depreciation and amortization increased by approximately $60,000 during the year ended December 31, 1996 as compared to 1995 due to increased building and tenant improvements.

   General and administrative expenses decreased by approximately $159,000 for the year ended December 31, 1996 as compared to 1995 in part due to appraisal fees recorded in 1995.

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