Form 10-K, Exhibit 13
period 1997-12-31
PRUDENTIAL BACHE EQUITEC REAL ESTATE PARTNERSHIP
filed 1999-03-31
CIK 757191

                               1998 ANNUAL REPORT

               PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP,
                        A California Limited Partnership

Deloitte & Touche LLP (LOGO)
50 Fremont Street
San Francisco, California 94105-2230
Telephone: (415) 247-4000
Facsimile: (415) 247-4329

INDEPENDENT AUDITORS' REPORT

Prudential-Bache/Equitec Real Estate Partnership
  (a California limited partnership)

We have audited the accompanying consolidated statements of financial condition of Prudential-Bache/Equitec Real Estate Partnership (a California limited partnership) as of December 31, 1998 and 1997 and the related consolidated statements of operations, changes in partners' capital and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Prudential-Bache/Equitec Real Estate Partnership at December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

San Francisco, California
February 16, 1999

               PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP,
                        A California Limited Partnership
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                       December 31,     December 31,
                                                                           1998             1997
----------------------------------------------------------------------------------------------------
                                                                              (in thousands)
ASSETS
Investment in property:
Land                                                                     $ 10,842         $ 10,842
Buildings, improvements and equipment                                      42,009           41,602
Less: Accumulated depreciation                                            (23,587)         (21,629)
      Allowance for loss on impairment of assets                             (500)            (500)
                                                                       ------------     ------------
Net investment in property                                                 28,764           30,315
Cash and cash equivalents                                                   1,896            1,106
Prepaid expenses and other assets, net                                      1,019            1,200
                                                                       ------------     ------------
Total assets                                                             $ 31,679         $ 32,621
                                                                       ------------     ------------
                                                                       ------------     ------------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Note payable                                                             $ 26,650         $ 26,650
Due to affiliates                                                             635              715
Accounts payable and accrued liabilities                                    1,003              664
Security deposits and deferred revenue                                        335              346
Real estate taxes payable                                                      68               57
                                                                       ------------     ------------
Total liabilities                                                          28,691           28,432
                                                                       ------------     ------------
Partners' capital
Unitholders (68,795 depositary units issued and outstanding)                3,265            4,454
General partners                                                             (277)            (265)
                                                                       ------------     ------------
Total partners' capital                                                     2,988            4,189
                                                                       ------------     ------------
Total liabilities and partners' capital                                  $ 31,679         $ 32,621
                                                                       ------------     ------------
                                                                       ------------     ------------
----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements.

               PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP,
                        A California Limited Partnership
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          Year ended December 31,
                                                                      -------------------------------
                                                                       1998        1997        1996
-----------------------------------------------------------------------------------------------------
                                                                              (in thousands,
                                                                        except per depositary unit
                                                                                 amounts)
REVENUES
Operating                                                             $ 7,238     $ 6,719     $ 5,987
Recovery of expenses                                                      424         370         394
Gain on disposition of investments                                         --          82          33
                                                                      -------     -------     -------
                                                                        7,662       7,171       6,414
                                                                      -------     -------     -------
EXPENSES
Property operating                                                      2,898       2,628       2,873
Interest                                                                2,465       2,471       2,429
Depreciation and amortization                                           2,339       2,600       2,025
General and administrative                                              1,161         616         225
                                                                      -------     -------     -------
                                                                        8,863       8,315       7,552
                                                                      -------     -------     -------
Net loss                                                              $(1,201)    $(1,144)    $(1,138)
                                                                      -------     -------     -------
                                                                      -------     -------     -------
ALLOCATION OF NET LOSS
Unitholders                                                           $(1,189)    $(1,133)    $(1,127)
                                                                      -------     -------     -------
                                                                      -------     -------     -------
General partners                                                      $   (12)    $   (11)    $   (11)
                                                                      -------     -------     -------
                                                                      -------     -------     -------
Net loss per depositary unit                                          $(17.28)    $(16.47)    $(16.38)
                                                                      -------     -------     -------
                                                                      -------     -------     -------
-----------------------------------------------------------------------------------------------------

            CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                                               GENERAL
                                                               UNITHOLDERS     PARTNERS      TOTAL
---------------------------------------------------------------------------------------------------
                                                                          (in thousands)
Partners' capital (deficit)--December 31, 1995                   $ 6,714        $ (243)     $ 6,471
Net loss                                                          (1,127)          (11)      (1,138)
                                                               -----------     --------     -------
Partners' capital (deficit)--December 31, 1996                     5,587          (254)       5,333
Net loss                                                          (1,133)          (11)      (1,144)
                                                               -----------     --------     -------
Partners' capital (deficit)--December 31, 1997                     4,454          (265)       4,189
Net loss                                                          (1,189)          (12)      (1,201)
                                                               -----------     --------     -------
Partners' capital (deficit)--December 31, 1998                   $ 3,265        $ (277)     $ 2,988
                                                               -----------     --------     -------
                                                               -----------     --------     -------
---------------------------------------------------------------------------------------------------
                 The accompanying notes are an integral part of these statements.

               PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP,
                        A California Limited Partnership
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Year ended
                                                                               December 31,
                                                                     --------------------------------
                                                                      1998         1997        1996
-----------------------------------------------------------------------------------------------------
                                                                              (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                             $(1,201)    $ (1,144)    $(1,138)
                                                                     -------     --------     -------
Adjustments to reconcile net loss to net cash provided by
  operating activities:
Depreciation and amortization                                          2,339        2,600       2,025
Lease concessions-effective rents                                         65           18          72
Gain on disposition of investments                                        --          (82)        (33)
Leasing commissions paid                                                 (64)        (405)       (271)
Changes in:
  Prepaid expenses and other assets                                      (91)          15         196
  Due to affiliates                                                      (80)          10           5
  Accounts payable and accrued liabilities                               339          398         (25)
  Security deposits and deferred revenue                                 (11)          11         103
  Real estate taxes payable                                               11           --         (16)
                                                                     -------     --------     -------
Total adjustments                                                      2,508        2,565       2,056
                                                                     -------     --------     -------
Net cash provided by operating activities                              1,307        1,421         918
                                                                     -------     --------     -------
CASH FLOWS FROM INVESTING ACTIVITIES
Building and tenant improvements                                        (407)      (1,057)       (810)
Proceeds from disposition of investments                                  --          140          61
                                                                     -------     --------     -------
Net cash used in investing activities                                   (407)        (917)       (749)
                                                                     -------     --------     -------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loan refinancing                                            --           --      26,650
Principal payments on notes                                               --           --     (26,621)
Loan fees                                                               (110)         (95)       (307)
                                                                     -------     --------     -------
Net cash used in financing activities                                   (110)         (95)       (278)
                                                                     -------     --------     -------
Net increase (decrease) in cash and cash equivalents                     790          409        (109)
Cash and cash equivalents at beginning of period                       1,106          697         806
                                                                     -------     --------     -------
Cash and cash equivalents at end of period                           $ 1,896     $  1,106     $   697
                                                                     -------     --------     -------
                                                                     -------     --------     -------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid                                                        $ 2,470     $  2,338     $ 2,409
                                                                     -------     --------     -------
                                                                     -------     --------     -------
-----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements.

               PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP,
                        A California Limited Partnership
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. General

   Prudential-Bache/Equitec Real Estate Partnership, A California Limited Partnership (the 'Partnership'), was formed on June 19, 1984 and will terminate on December 31, 2009 unless ended sooner under the provisions of the Amended and Restated Limited Partnership Agreement (the 'Partnership Agreement'). The Partnership was formed for the purpose of purchasing, holding, operating, leasing and selling various real properties. The general partners of the Partnership are Prudential-Bache Properties, Inc. ('PBP') and Glenborough Corporation and Robert Batinovich (together, 'Glenborough') (collectively, the 'General Partners'). At December 31, 1998, the Partnership owned five properties.

   On October 13, 1997, the Partnership entered into a purchase agreement, as amended (the 'Purchase Agreement') with Glenborough Realty Trust Incorporated and a subsidiary partnership, Glenborough Properties, L.P., (together, the 'Purchaser'), which are affiliates of two of the Partnership's general partners, Glenborough Corporation and Robert Batinovich. Pursuant to the Purchase Agreement, the Partnership intends to sell to the Purchaser (the 'Sale') all of the Properties of the Partnership for cash. The Purchase Agreement provides for a purchase price equal to $47,145,000. The gross proceeds will be reduced by the mortgage debt as well as certain credits to the Purchaser, which, in addition to any credits for secured obligations which are assumed by the Purchaser approximates $629,000 as of February 28, 1999, if certain items of deferred maintenance at the Properties are not completed prior to the closing of the Sale.

   On May 28, 1998, a consent solicitation statement was sent to Unitholders, who owned interests in the Partnership on April 1, 1998, seeking approval for the Sale ('Consent Solicitation'). As of the termination of the consent solicitation period on July 13, 1998, the requisite vote of Unitholders had consented to the Sale and the liquidation of the Partnership.

   On June 26, 1998, a purported class action entitled Arthur Unger v. Prudential-Bache Properties, Inc., Glenborough Corporation, et.al., was filed in the Supreme Court of the State of New York, County of New York (the 'Unger Action'). The Unger Action claims, among other things, that the General Partners of the Partnership breached their fiduciary duty to the Unitholders of the Partnership by, among other things, failing to act reasonably to maximize the distributions to be made to Unitholders pursuant to the proposed liquidation of the Partnership.

   In particular, the Unger Action claims that in considering the advisability of offers made for one or more of the Partnership's real properties (the 'Properties') and direct and indirect interests in a joint venture whose sole asset is one real property (the 'Interests,' and, together with the Properties, the 'Assets'), the General Partners failed to use their best efforts to obtain the highest possible bid. The Unger Action also claims that the consideration for which the General Partners have agreed to sell the Assets pursuant to the Purchase Agreement to the Purchaser is inadequate in that it is $2,000,000 less than the appraised fair market value of the Assets. Moreover, the Unger Action alleges that the Consent Solicitation disseminated by the General Partners in connection with the proposed liquidation of the Partnership, contains certain representations which are materially false and misleading. The Unger Action seeks declaratory and compensatory relief and attorneys' fees and experts' fees.

   Prior to the scheduled closing of the Sale on July 31, 1998, the Purchaser advised the Partnership that it had elected not to proceed with the closing because of the pendency of the Unger Action.

   Thereafter, on November 19, 1998, the parties to the Unger Action entered into a Stipulation of Settlement ('Settlement Stipulation'), which will allow the Sale pursuant to the Purchase Agreement to go forward. Among other things, the Settlement Stipulation provides that the Purchaser will deposit $2,000,000 with plaintiffs' counsel on the date of the closing of the Sale (the 'Settlement Consideration'). The Settlement Consideration will be used to pay certain costs, expenses and attorneys' fees related to the Unger Action and the remainder will be distributed to all eligible Unitholders. As required by the Settlement Stipulation, on November 16, 1998, the Partnership and the Purchaser entered into a Third Amendment to Purchase Agreement, pursuant to which the parties agreed, among other things; (a) to extend the closing date to a date not more than thirty (30) days after (i) the expiration of the appeals period after the entry of a final judgment approving the Settlement Stipulation, and (ii) the satisfaction of any remaining conditions to closing, subject to the Purchaser's right to extend the closing date for a period of up to thirty (30) days for the purpose of facilitating a Section 1031 exchange; (b) that if the closing does not occur on or before September 1, 1999, the transaction shall be terminated and the Purchaser shall be entitled to a refund of its $1,000,000 earnest money deposit; and (c) that if the closing occurs after March 31, 1999, all prorations and adjustments to the purchase price shall nonetheless be made as of March 31, 1999 (the 'Effective Closing Date'), thereby shifting to the Purchaser the risks of loss and the prospects of gain with respect to the Assets as of the Effective Closing Date.

   The court preliminarily approved the Stipulation Settlement on November 24, 1998. On February 16, 1999, a settlement hearing was held at which there were no objectors. A final order to approve the Stipulation Settlement, among other matters, has been submitted to the court and is presently awaiting the court's signature.

   Mr. Robert Batinovich and the Glenborough Corporation, who played key roles in ensuring that mortgage financing was available to the Partnership under difficult conditions a few years ago by providing certain guarantees, have agreed to continue to provide their guarantees through November 1, 1999 to ensure the continuation of the Partnership's mortgage financing. If the closing does not occur by that date, the Partnership will be required to refinance the present mortgage on the five properties.

   In the event the Settlement Stipulation is not approved by the court, or the Sale is not otherwise achieved, the Partnership will review alternatives for a disposition of its Assets. It is anticipated that any alternative liquidation plan will entail additional costs that the Sale to the Purchaser would not have required. There can be no assurance that the Partnership will be able to sell all of its Assets, or that any sales will exceed the prices offered by the Purchaser pursuant to the Purchase Agreement.

   However, it is anticipated that subject to the closing of the Purchase Agreement, the Partnership intends to liquidate in 1999.

   Certain expenses, relating to lease commissions, lease concessions and loan fees, have been deferred, although previously paid, and are amortized over the terms of the respective leases or loans (see Note B below). At the closing of the Sale, the remaining amount of these deferred items would be expensed. As of December 31, 1998, the amount of such deferred items approximates $800,000 which is reflected in 'Prepaid expenses and other assets, net' in the Consolidated Statements of Financial Position.

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

   The consolidated financial statements of the Partnership include the accounts of Montrose Office Park Limited Partnership, in which the Partnership owns a 99.992% general partnership interest.

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

   The following is a reconciliation of net loss for financial reporting purposes with net loss for tax reporting purposes.

                                                        Year ended December 31,
                                                    -------------------------------
                                                     1998        1997        1996
                                                    -------     -------     -------
                                                            (in thousands)
Net loss, financial reporting basis                 $(1,201)    $(1,144)    $(1,138)
Book depreciation in excess of tax depreciation         669         722         481
                                                    -------     -------     -------
Net loss, income tax basis                          $  (532)    $  (422)    $  (657)
                                                    -------     -------     -------
                                                    -------     -------     -------

Profit and loss allocations/distributions

   For financial and tax reporting purposes, net profits or losses are allocated 99% to the Unitholders and 1% to the General Partners.

   No distributions have been paid since 1988.

C. Investment in Property and Note Payable

   The Partnership's properties, net of accumulated depreciation, and the related debt at December 31, 1998 and 1997 were:

                                                             Investment             Note Payable
                                                         -------------------     -------------------
Property                                                  1998        1997        1998        1997
----------------------------------------------------------------------------------------------------
                                                                       (in thousands)
Montrose Office Park, Rockville, MD                      $15,404     $16,270     $    --     $    --
Gateway and Park Plaza, Sacramento, CA                     5,745       6,156          --          --
Totem Valley Business Center, Kirkland, WA                 4,525       4,716          --          --
Poplar Tower, Memphis, TN                                  3,590       3,673          --          --
Less: allowance for loss on impairment of assets            (500)       (500)         --          --
Note payable                                               --          --         26,650      26,650
                                                         -------     -------     -------     -------
                                                         $28,764     $30,315     $26,650     $26,650
                                                         -------     -------     -------     -------
                                                         -------     -------     -------     -------

   The Note from Wells Fargo Bank ('WFB') is in the amount of $26,650,000 (which approximates the total amount of the individual notes on each of the five properties). The Note bears interest at LIBOR 3.5% (i.e., 9.13% at December 31,
1998) reset monthly and matured on December 9, 1997. On December 9, 1997, the Partnership entered into a modification agreement with WFB pursuant to which WFB agreed to extend the maturity date of the Note until March 9, 1998. The Partnership has since entered into additional modifications extending the maturity date of the Note until November 1, 1999. The Note is secured by Deeds of Trust on each of the respective properties and by security interests in the respective property's leases and rents, and equipment and fixtures contained therein.

D. Lease Agreements

   The provisions of the leases generally require tenants to pay for their proportionate share of increases in building operating costs and property tax increases. Future minimum rental receipts due under the noncancellable operating leases with tenants are as follows:

  Year ending
  December 31,                   (in thousands)
----------------                 --------------
1999                                $  6,785
2000                                   5,140
2001                                   3,589
2002                                   2,313
2003                                   1,338
Thereafter                             9,011
                                 --------------
Total                               $ 28,176
                                 --------------
                                 --------------

   For the years ended December 31, 1998, December 31, 1997, December 31, 1996, respectively, the following properties' rental revenues were 15% or greater of the Partnership's total operating revenue:

                                                                      1998    1997    1996
                                                                      ----    ----    ----
           Montrose Office Park                                        45%     44%     40%
           Poplar Towers                                               16      17      19
           Park Plaza                                                  15      --      --

   During the years ended December 31, 1997 and December 31, 1996, Technical Resources, Inc., a tenant in the Montrose Office Park property, accounted for approximately 10% of the Partnership's total operating revenue.

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

                                                                            Year ended December 31,
                                                                           -------------------------
                                                                           1998      1997      1996
----------------------------------------------------------------------------------------------------
                                                                                (in thousands)
PBP and affiliates
  General and administrative                                               $138      $124      $ 60
                                                                           -----     -----     -----
Glenborough Corporation and affiliates
  Property management fee and expenses                                      622       686       634
  Leasing commissions                                                        15       119       131
                                                                           -----     -----     -----
                                                                            637       805       765
                                                                           -----     -----     -----
                                                                           $775      $929      $825
                                                                           -----     -----     -----
                                                                           -----     -----     -----

   During the year ended December 31, 1998, PBP was reimbursed $300,000, which was applied to prior years' general and administrative expenses due. At December 31, 1998 and 1997, the total liability outstanding to PBP was $540,000 and $715,000, respectively. In February 1999, PBP was fully reimbursed for general and administrative expenses (except printing) due as of December 31, 1998.

   The Partnership maintains an investment account with the Prudential Institutional Liquidity Portfolio Fund, an affiliate of PBP, for investment of its available cash in short-term instruments pursuant to the guidelines established by the Partnership Agreement.

   Prudential Securities Incorporated ('PSI'), an affiliate of PBP, owns 180 depositary units at December 31, 1998.

               PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP,
                        A California Limited Partnership
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   All of the Partnership's properties generated cash flow from operations after debt service during the year ended December 31, 1998.

   During the year ended December 31, 1998, the Partnership incurred $407,000 for building and tenant improvements primarily at the Park Plaza and Poplar Towers properties. In order to keep the Partnership's properties competitive, building and tenant improvements will continue to be required. Building and tenant improvements for 1999 are currently budgeted for approximately $600,000.

   The Partnership had cash of $1,896,000 at December 31, 1998. During the year ended December 31, 1998, PBP was reimbursed $300,000, which was applied to prior years' general and administrative expenses due. At December 31, 1998, the total liability outstanding (including printing) was $540,000. In February 1999, PBP was fully reimbursed for general and administrative expenses (except printing) due as of December 31, 1998.

   The Partnership in December 1996 consolidated and refinanced all of the existing notes on the five properties. The new Note in the amount of $26,650,000 is secured by all of the properties and matured in December 1997. The Partnership entered into a modification agreement with the lender in December 1997, pursuant to which the lender agreed to extend the maturity date of the Note until March 9, 1998. The Partnership has since entered into additional modifications extending the maturity date of the Note until November 1, 1999.

   The Partnership has entered into a Purchase Agreement to sell all of its Properties for cash. (See Note A to consolidated financial statements.) It is unlikely that investors will be returned a significant portion of their original investment upon the sale of the Properties and ultimate dissolution of the Partnership.

Results of Operations

1998 versus 1997

   The Partnership's net loss increased $57,000 for the year ended December 31, 1998 as compared to 1997 for the reasons discussed below.

   Property operating revenue increased $519,000 for the year ended December 31, 1998 as compared to 1997 due to increases at the Montrose Office Park and Park Plaza properties. The increase at both properties was due to higher average occupancy during 1998 as compared to 1997.

   Property operating expenses increased $270,000 for the year ended December 31, 1998 as compared to 1997 due to increases at Montrose Office Park, Poplar Towers and Park Plaza. The increase at Montrose Office Park was mainly due to higher maintenance and janitorial salaries; at Poplar Towers mainly due to higher property taxes and utility costs and at Park Plaza mainly due to higher janitorial salaries.

   Depreciation and amortization decreased $261,000 for the year ended December 31, 1998 as compared to 1997 primarily due to the decrease in the amortization of loan fees during 1998.

   General and administrative expenses increased $545,000 for the year ended December 31, 1998 as compared to 1997 primarily due to higher professional fees incurred in connection with the Partnership's Consent Solicitation and legal fees associated with resolving the Unger Action described in Note A to the consolidated financial statements.

1997 versus 1996

   The Partnership's net loss increased only $6,000 for the year ended December 31, 1997 as compared to 1996 for the reasons discussed below.

   Property operating revenue increased $732,000 for the year ended December 31, 1997 as compared to 1996 primarily due to an increase at Montrose Office Park in the amount of $587,000 as a result of increased occupancy in addition to moderate increases in revenues at the Partnership's other properties.

   The Partnership recorded a gain of $82,000 from the disposition of an investment in a captive insurance company for the year ended December 31, 1997.

   Property operating expenses decreased $245,000 for the year ended December 31, 1997 as compared to 1996 due primarily to decreases at Montrose Office Park, Poplar Towers, and Park Plaza.

   Depreciation and amortization increased $575,000 for the year ended December 31, 1997 as compared to 1996 primarily due to the amortization of loan fees relating to the mortgage refinancing in addition to an increase in depreciation as a result of increased building and tenant improvement additions.

   General and administrative expenses increased $391,000 for the year ended December 31, 1997 as compared to 1996 primarily due to professional fees incurred in connection with the Partnership preparing a consent solicitation statement to the Unitholders in connection with the proposed sale of the Partnership's Properties.

Year 2000

   As the Partnership is expected to be liquidating in 1999 and will not have operations in the year 2000, the General Partners do not believe it is appropriate to include a discussion of the Year 2000.

                               OTHER INFORMATION

   The Partnership's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to limited partners without charge upon written request to:

        Prudential-Bache/Equitec Real Estate Partnership
        P.O. Box 2016
        Peck Slip Station
        New York, N.Y. 10272-2016

                                                          1998
--------------------------------------------------------------------------------
Prudential-Bache/Equitec                                  Annual
Real Estate Partnership                                   Report

P.O. Box 2016
Peck Slip Station                   BULK RATE
New York, NY 10272                U.S. POSTAGE
                                      PAID
                                 Automatic Mail

PBEQ86/170368